SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: April 15, 2010
Commission File No. 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

Entry into Loan Agreements and Supplemental Deed
     On April 15, 2010, NewLead Holdings Ltd. (the “Company”) entered into two facility agreements in relation to two acquired Kamsarmaxes. The first facility agreement, which was signed with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, is for $66.7 million and is payable to 20 quarterly installments of $1.52 million and a final payment of $36.3 million due no later than October 26, 2017. Borrowings under this facility agreement bear an approximate effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuild vessel referred to as Hull N213) and the final delivery date (with respect to the newbuild vessel referred to as Hull N216), of 7.5% (assuming a fixed swap rate of 4.0%, plus a 3.5% margin). Thereafter, the applicable margin will be calculated according to the security coverage. For security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 3.4%, 3.2% and 2.75%, respectively. The first facility agreement included an interest rate swap that had a maturity date on April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement swap began July 6, 2010 and has a maturity date on October 15, 2015. The notional amount is $34,166,666, while the fixed rate is 4.0% linked to the three-month U.S. dollar LIBOR reference rate. The execution of this $66.7 million facility was previously disclosed in the Company’s publicly filed Report on Form 6-K dated June 1, 2010. The $66.7 million facility agreement is attached hereto as Exhibit 10.1 and incorporated herein by reference.
     The second facility agreement, which was signed with Bank of Scotland and BTMU Capital Corporation, is for $13.3 million and is payable in 20 quarterly installments of $0.13 million and a final payment of $10.7 million due no later than October 26, 2017. Borrowings under this facility agreement bear an approximate effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuild vessel referred to as Hull N213) and the final delivery date (with respect to the newbuild vessel referred to as Hull N216), of 9.5% (assuming a fixed swap rate of 4.0%, plus a 5.5% margin). Thereafter, the applicable margin will be calculated according to the security coverage. For security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 5.2%, 4.9% and 4.5%, respectively. The second facility agreement included an interest rate swap that had a maturity date on April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date on October 15, 2015. The notional amount is $13,333,334, while the fixed rate is 4.0% linked to the three-month U.S. dollar LIBOR reference rate. The execution of this $13.3 million facility was previously disclosed in the Company’s publicly filed Report on Form 6-K dated June 1, 2010. The $13.3 million facility agreement is attached hereto as Exhibit 10.2 and incorporated herein by reference.
     Both facility agreements include financial covenants, all as described in the loan facilities that include: (i) security coverage of 115% up to and including the second anniversary of final delivery date, 120% up to third anniversary date, 125% up to fourth anniversary date and 130% thereafter; (ii) the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; (iii) the ratio of EBITDA (as defined in the facility agreements) to total debt service expense on a trailing four financial quarter basis must be no less than: (a) 1.10 to 1.00 from the financial quarter day ending September 30, 2012; and (b) 1.20 to 1.00 from the financial quarter day ending September 30, 2013 going forward; and (iv) the Equity ratio to be not less than: (a) 25% from the financial quarter day ending September 30, 2012; and (b) 30% from the financial quarter day ending September 30, 2013 going forward.
     On April 26, 2010, the Company entered into a Supplemental Deed relating to a $221.4 million term loan facility. The Deed is supplemental to the Loan Agreement dated October 13, 2009 as supplemented and amended from time to time, and was entered into among the Company and the banks signatory thereto. Pursuant to the terms of the Deed, the minimum liquidity amount covenanted to under the original Deed may be applied to prepayment of sums outstanding under the original loan without incurring an event of default. All amounts so applied will be made available by banks for re-borrowing without restriction and shall be deemed to constitute part of the minimum liquidity amount and be deemed to constitute cash for purposes of determining the minimum liquidity amount. In addition, pursuant to the terms of the Deed, the ITM Management Agreements and the AMT Management Agreement were terminated; (b) ITM and the relevant vessel owners were released from their respective obligations under the ITM Management Agreements, and (c) AMT and the relevant vessel owner were released from their respective obligations under the AMT Management Agreement. The supplemental deed is attached hereto as Exhibit 10.3 and incorporated herein by reference.
     On May 6, 2010, the Company refinanced an existing credit facility originally entered into on October 13, 2009. In connection with the refinancing, the Company entered into a facility agreement with Marfin Egnatia bank for a reducing revolving credit facility of up to $65.28 million, in relation to M/V Grand Rodosi, Australia, China and Brazil, which consolidated the Company’s existing $37.4 million credit facility in connection to the three vessels transferred to it as part of the recapitalization in October 2009 and the initial facility of $35.0 million agreement for the Grand Rodosi. The facility is payable in 12 quarterly installment of $1.885 million followed by 20 quarterly installments of $2.133 million due in May 2018. Borrowings under this loan facility currently bear an approximate effective interest rate, including margin, of 5.7%; the floating portion of the $65.28 million is $31.0 million and bears an interest rate of 4.0% (assuming current LIBOR of 0.497%, plus a 3.5% margin) while the fixed portion of the $65.28 million is $34.28 million and bears an interest rate of 7.6% (assuming a fixed swap rate of 4.1%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility, that include: (i) the maintenance of the Company’s shareholders’ equity as a percentage of the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, to be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital of not less than zero dollars ($0); (iii) maintenance of a minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. The execution of this reducing revolving credit facility was previously disclosed in the Company’s Report on Form 6-K dated June 1, 2010. The reducing revolving credit facility agreement is attached hereto as Exhibit 10.4 and incorporated herein by reference.

     On June 4, 2010, the Company further novated, amended and restated a Loan Agreement, dated October 16, 2007, and that was originally novated, amended and restated as of March 31, 2010, relating to a term loan facility of up to $27.5 million in relation to M/V Grand Victoria. The Loan Agreement was amended to reflect the renaming of the M/V Grand Victoria to the M/V Newlead Victoria, and of the reflagging of the vessel from Singapore to Liberia, as well as the renaming of the borrower from Grand Victoria Pte. Ltd. of Singapore to Newlead Victoria Pte. Ltd. of Liberia. The loan is payable in 20 quarterly installments of $0.375 million followed by 15 quarterly installments of $0.475 million and a balloon payment of $12.875 million. Borrowings under this loan facility currently bear an approximate effective interest rate, including the margin, of 3.75% (assuming current Libor of 0.497%, plus a 3.25% margin). Thereafter, the applicable margin will be calculated according to the security cover ratio and the existence of an approved charterer. The applicable margin will be: a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%. The vessel’s excess cash is to be applied against prepayment of the balloon installment until such time as the balloon installment has been reduced to $6.0 million, in accordance with the following, all as described in the loan facility: (i) when the value to loan ratio is in compliance, only 50% of the excess cash is to be applied towards prepayment of the loan facility; and (ii) if value to loan ratio is in breach, 100% of the excess cash to be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125%, thereafter. The loan facility, includes, among other things, financial covenants that include: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital to be not less than zero during the period the loan facility remains outstanding; and (iv) the ratio of EBITDA (as defined in the loan agreement) to interest payable to be not less than: (a) 2:1 during the period commencing on September 30, 2012 and ending on June 30, 2013 and (b) 2.5:1 at all times thereafter. A copy of the Loan Agreement is attached hereto as Exhibit 10.5.
Exhibits

Exhibit No.	Exhibit
10.1	Senior Facility Agreement dated April 15, 2010, for a loan up to $66.7 million.
10.2	Junior Facility Agreement dated April 15, 2010, for a loan up to $13.3 million.
10.3	Supplemental Deed dated April 26, 2010, relating to a $221.4 million term loan facility.
10.4	Financial Agreement dated May 6, 2010.
10.5	Loan Agreement, dated October 16, 2007, as novated, amended and restated March 31, 2010 and as further novated, amended and restated on June 4, 2010 relating to a term loan facility of up to $27.5 million.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer
Dated: July 19, 2010